Filed pursuant to Rule 433
 August 5, 2009
 Relating to Preliminary Pricing Supplement Nos. 902 to
  Registration Statement Nos. 333-137691, 333-137691-02
 Dated September 29, 2006
ABN AMRO Bank N.V. Reverse Exchangeable Securities S-NOTESSM

Preliminary Pricing Sheet – August 5, 2009

NINE OFFERINGS OF KNOCK-IN REXSM SECURITIES DUE NOVEMBER 30, 2009

OFFERING PERIOD: AUGUST 5, 2009 – AUGUST 26, 2009

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P A+)**
Lead Agent:	ABN AMRO Incorporated
Offerings:
This prospectus relates to nine separate offerings of securities (“the Securities”). Each Security offered is linked to one, and only one, Underlying Stock. The Underlying Stocks are set forth in the table below. You may participate in any of the nine Securities offerings or, at your election, in two or more of the offerings. This prospectus does not, however, allow you to purchase a Security linked to a basket of some or all of the Underlying Stocks described below.   Each Security has a term of three months.

Interest Payment Dates:	Interest on the Securities is payable monthly in arrears on the last day of each month starting on September 30, 2009 and ending on the Maturity Date.
Underlying Stock	Ticker	Coupon Rate Per Annum*	Interest Rate	Put Premium	Knock-in Level	CUSIP	ISIN
Arch Coal Inc.	ACI	18.75%	0.37%	18.38%	80%	00083JEH7	US00083JEH77
United States Steel Corporation	X	18.75%	0.37%	18.38%	75%	00083JEJ3	US00083JEJ34
Peabody Energy Corporation	BTU	15.45%	0.37%	15.08%	80%	00083JEK0	US00083JEK07
Bank of America Corporation	BAC	14.75%	0.37%	14.38%	75%	00083JEL8	US00083JEL89
Deere & Company	DE	13.50%	0.37%	13.13%	80%	00083JEM6	US00083JEM62
Garmin Ltd.	GRMN	11.75%	0.37%	11.38%	80%	00083JEN4	US00083JEN46
Valero Energy Corporation	VLO	11.50%	0.37%	11.13%	80%	00083JEP9	US00083JEP93
Wells Fargo & Company	WFC	11.15%	0.37%	10.78%	75%	00083JEQ7	US00083JEQ76
Schlumberger N.V. (Schlumberger Limited)	SLB	10.25%	0.37%	9.88%	80%	00083JER5	US00083JER59
	*The Securities have a term of three months, so you will receive a pro rata amount of this per annum rate based on such three-month period.
Denomination/Principal:	$1,000
Issue Price:	100%
Payment at Maturity:	The payment at maturity for each Security is based on the performance of the Underlying Stock linked to such Security:

i)   If the closing price of the applicable Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has not fallen below the applicable Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.

ii)   If the closing price of the applicable Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has fallen below the applicable Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date:

a)    we will deliver to you a number of shares of the applicable Underlying Stock equal to the applicable Stock Redemption Amount, in the event that the closing price of the applicable Underlying Stock on the Determination Date is below the applicable Initial Price; or

b)   we will pay you the principal amount of each Security in cash, in the event that the closing price of the applicable Underlying Stock on the Determination Date is at or above the applicable Initial Price.

You will receive cash in lieu of fractional shares. If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the applicable Underlying Stock are not available for delivery at maturity we may pay you, in lieu of the applicable Stock Redemption Amount, the cash value of the applicable Stock Redemption Amount, determined by multiplying the applicable Stock Redemption Amount  by  the  Closing Price of the applicable Underlying Stock on the Determination Date.

Initial Price:	100% of the Closing Price of the applicable Underlying Stock on the Pricing Date.
Stock Redemption Amount:	For each $1,000 principal amount of Security, a number of shares of the applicable Underlying Stock linked to such Security equal to $1,000 divided by the applicable Initial Price.
Knock-In Level:	A percentage of the applicable Initial Price as set forth in the table above.
Indicative Secondary Pricing:	• Internet at: www.s-notes.com
• Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Proposed Pricing Date:	August 26, 2009, subject to certain adjustments as described in the related pricing supplement
Proposed Settlement Date:	August 31, 2009
Determination Date:	November 24, 2009, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	November 30, 2009 (Three Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (866) 747-4332.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.

**A credit rating (1) is subject to revision, suspension or withdrawal at any time by the assigning rating organization, (2) does not take into account market risk or the performance related risks of investing in the Securities, and (3) is not a recommendation to buy, sell or hold the Securities.

SUMMARY

This prospectus relates to nine separate offerings of Securities. Each Security offered is linked to one, and only one, of the Underlying Stocks described on the cover page. The purchaser of any offering will acquire a Security linked to a single Underlying Stock, not to a basket or index of some or all of the Underlying Stocks. You may participate in any of the nine offerings or, at your election, in several or all offerings.

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Stock to which it is linked. Therefore your principal is at risk but you have no opportunity to participate in any appreciation of the Underlying Stock.

What will I receive at maturity of the Securities?

The payment at maturity of each Security will depend on (i) whether or not the closing price of the Underlying Stock to which such Security is linked fell below the knock-in level on any trading day from but not including the pricing date to and including the determination date (such period, the “Knock-in Period"), and if so, (ii) the closing price of the applicable Underlying Stock on the determination date. To determine closing prices, we look at the prices quoted by the relevant exchange.

•
If the closing price of the applicable Underlying Stock on the relevant exchange has not fallen below the applicable knock-in level on any trading day during the Knock-in Period, we will pay you the principal amount of each Security in cash.

•	If the closing price of the applicable Underlying Stock on the relevant exchange has fallen below the applicable knock-in level on any trading day during the Knock-in Period, we will either:

•
deliver to you the applicable stock redemption amount, in exchange for each Security, in the event that the closing price of the applicable Underlying Stock is below the applicable initial price on the determination date; or

•	pay you the principal amount of each Security in cash, in the event that the closing price of the applicable Underlying Stock is at or above the applicable initial price on the determination date.

If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the applicable Underlying Stock are not available for delivery at maturity we may pay you, in lieu of the applicable Stock Redemption Amount, the cash value of the applicable Stock Redemption Amount, determined by multiplying the applicable Stock Redemption Amount by the Closing Price of the applicable Underlying Stock on the Determination Date.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating because you, the investor in the Securities, indirectly sell a put option to us on the Underlying Shares. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities. As explained below under "What are the consequences of the indirect put option that I have sold you?" you are being paid the premium for taking the risk that you may receive Underlying Shares with a market value less than the principal amount of your Securities at maturity, which would mean that you would lose some or all of your initial principal investment.

What are the consequences of the indirect put option that I have sold you?

The put option you indirectly sell to us creates the feature of exchangeability. This feature could result in the delivery of Underlying Stock to you, at maturity, with a market value which is less than the principal amount of $1,000 per Security. If the closing price of the applicable Underlying Stock on the relevant exchange falls below the applicable Knock-In Level on any trading day during the Knock-In Period, and on the Determination Date the closing price of the applicable Underlying Stock is less than the applicable Initial Price, you will receive the applicable Stock Redemption Amount. The market value of the shares of such Underlying Stock on the Determination Date will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity. If the price of the Underlying Stock rises above the initial price you will not participate in any appreciation in the price of the Underlying Stock.

How is the Stock Redemption Amount determined?

The Stock Redemption Amount for each $1,000 principal amount of any Security is equal to $1,000 divided by the Initial Price of the Underlying Stock linked to such Security. The value of any fractional shares of such Underlying Stock that you are entitled to receive, after aggregating your total holdings of the Securities linked to such Underlying Stock, will be paid in cash based on the closing price of such Underlying Stock on the Determination Date.

What interest payments can I expect on the Securities?

The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed at maturity for cash or shares.

Can you give me an example of the payment at maturity?

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of a share of underlying stock was $45.00 and the knock- in level for such offering was 80%, then the stock redemption amount would be 22.222 shares of underlying stock, or $1,000 divided by $45.00, and the knock-in level would be $36.00, or 80% of the initial price.

If the closing price of that hypothetical underlying stock fell below the knock-in level of $36.00 on any trading day during the Knock-in Period, then the payment at maturity would depend on the closing price of the underlying stock on the determination date. In this case, if the closing price of the underlying stock on the determination date is $30.00 per share at maturity, which is below the initial price level, you would receive 22.222 shares of underlying stock for each $1,000 principal amount of the securities. (In actuality, because we cannot deliver fractions of a share, you would receive on the maturity date for each $1,000 principal amount of the securities 22 shares of underlying stock plus $6.66 cash in lieu of 0.222 fractional shares, determined by multiplying 0.222 by $30.00, the closing price per shares of underlying stock on the determination date.) In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum. If the securities had a term less than one year, you would have received a pro-rata percentage of this interest rate. In this hypothetical example, the market value of those 22 shares of underlying stock (including the cash paid in lieu of fractional shares) that we would deliver to you at maturity for each $1,000 principal amount of security would be $666.66, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.

If, on the other hand, the closing price of the underlying stock on the determination date is $50.00 per share, which is above the initial price level, you will receive $1,000 in cash for each $1,000 principal amount of the securities regardless of the knock-in level having been breached. In addition, over the life of the Securities you would have received interest payments at a rate of 10% per annum.

Alternatively, if the closing price of the underlying stock never falls below $36.00, which is the knock-in level, on any trading day during the Knock-in Period, at maturity you will receive $1,000 in cash for each security you hold regardless of the closing price of the underlying stock on the determination date. In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum.

This example is for illustrative purposes only and is based on a hypothetical offering. It is not possible to predict the closing price of any of the Underlying Stocks on the determination date or at any time during the life of the Securities. For each offering, we will set the Initial Price, Knock-In Level and Stock Redemption Amount on the Pricing Date.

Do I benefit from any appreciation in the Underlying Stock over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors in the Securities assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of the applicable Underlying Stock falls below the applicable Knock-In Level on any trading day during the Knock-In Period, investors in the Securities will be exposed to any decline in the price of the applicable Underlying Stock below the closing price of such Underlying Stock on the date the Securities were priced. Accordingly, you may lose some or all of your initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the applicable aggregate fixed coupon payment investors earn during the term of the Securities. This means that you will not benefit from any price appreciation in the applicable Underlying Stock, nor will they receive dividends paid on the applicable Underlying Stock, if any. Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the applicable Underlying Stock increases during the term of the Securities or on the Determination Date. The return of a Security may be significantly less than the return of a direct investment in the Underlying Stock to which the Security is linked during the term of the Security.

Liquidity Risk

The Securities will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be very limited or non-existent. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor in the Securities agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by you of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), you will recognize short-term capital gain equal to the total Put Premium received. If the Put Option is exercised (i.e., the final payment on the Securities is paid in the applicable Underlying Stock), you will not recognize any gain or loss in respect of the Put Option, but your tax basis in the applicable Underlying Stock received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code.

Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

You should consult your tax advisor regarding the notice and its potential implications for an investment in the Securities.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.